UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62871/September 9, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13990

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In the Matter of   :
                                                              :
UB&T FINANCIAL SERVICES CORP.,   :
UNITED COMMUNITY HOLDINGS, INC.,   :   ORDER MAKING FINDINGS
UNITED HOMES, INC.,   :   AND REVOKING REGISTRA-
UNITED MAGAZINE CO., and   :   TIONS BY DEFAULT AS TO
UNITED SHIELDS CORP.   :   FOUR RESPONDENTS

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 2, 2010. The Commission delivered or attempted to deliver the OIP to Respondents by August 4, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received, and the time for filing Answers has expired. On August 20, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. Thereafter, United Magazine Co. submitted a settlement offer, which the Commission accepted. The other four Respondents have not replied to the Order to Show Cause, and the time for doing so has expired. Accordingly, these four Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

        UB&T Financial Services Corp. (UB&T) (CIK No. 1070730) is a Georgia corporation located in Rockmart, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UB&T is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999.

        United Community Holdings, Inc. (UCH) (CIK No. 1016130), is a permanently revoked Nevada corporation located in Jackson, Mississippi, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UCH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $73,942 for the prior three months.

United Homes, Inc. (United Homes) (CIK No. 1010047), is an Illinois corporation located in Rolling Meadows, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). United Homes is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 1999, which reported a net loss of $442,493 for the prior nine months. On March 9, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was still pending as of July 29, 2010.

United Shields Corp. (United Shields) (CIK No. 808432) is a dissolved Colorado corporation located in Cleveland, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). United Shields is delinquent in its periodic filings with the Commission, having not filed any periodic reports since December 19, 2002 (official notice). On that date, it filed a Form 10-KSB/A for the period ended December 28, 2001, which reported a net loss of $9,632,068 for the prior year. It also filed a Form 10-QSB for the period ended September 27, 2002, reporting a net loss of $1,555,518 for the prior nine months (official notice). As of July 29, 2010, the company's stock (symbol UNSC) was traded on the over-the-counter markets.

As discussed in more detail above, these four Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of UB&T Financial Services Corp., United Community Holdings, Inc., United Homes, Inc., and United Shields Corp. are revoked.

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James T. Kelly
Administrative Law Judge